Mail Stop 4720

August 19, 2009

By US Mail and facsimile to (330) 393-5578

Steven R. Lewis
President and Chief Executive Officer
First Place Financial Corp.
185 E. Market Street
Warren, OH 44481

      Re: **First Place Financial Corp.**
              Form 10-K for Fiscal Year Ended June 30, 2008
              Filed September 15, 2008
              File No. 000-25049

Dear Mr. Lewis:

      We have completed our review of your Form 10-K for fiscal year ended June 30, 2008 and related filings and have no further comments at this time.

                    Sincerely,

                    Christian Windsor
                    Special Counsel